Issuer Free Writing Prospectus dated July 10, 2012

Filed Pursuant to Rule 433

Registration No. 333-168972

(Relating to Preliminary Prospectus Supplement dated July 9, 2012)

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement that includes a prospectus dated August 30, 2010 and a preliminary prospectus supplement (together with the prospectus, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the registration statement and the Preliminary Prospectus may be obtained from: Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Telephone: 800-831-9146 or Email: batprospectusdept@citi.com; or Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY, 10022, Telephone: 877-547-6340, Email: Prospectus_Department@Jefferies.com. References herein to “we,” “us,” “our” and “OraSure” refer to OraSure Technologies, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	OraSure Technologies, Inc. (NASDAQ: OSUR)

Common stock offered by OraSure

6,100,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 915,000 additional shares of common stock. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

Upon completion of this offering, we will have 54,186,177 shares of common stock outstanding based on the actual number of shares outstanding as of March 31, 2012, which was 48,086,177, and excludes shares subject to outstanding awards under our Stock Award Plan as of such date, as described in the Preliminary Prospectus.

Public offering price	$12.30 per share.

Net proceeds to OraSure	$70,215,000, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

Pricing date	July 10, 2012.

Closing date	July 16, 2012.

Dilution	Our net tangible book value as of March 31, 2012 was approximately $45.0 million, or $0.94 per share. Based on the public offering price of $12.30 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $10.17 per share in the net tangible book value of common stock and as a result of the offering, the per share net tangible book value of common stock will increase by approximately $1.19.

Joint book-running managers	Citigroup and Jefferies

Co-managers	Canaccord Genuity Inc., Stephens Inc., ThinkEquity LLC and JMP Securities